UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2018

Commission File Number 001-35722

TAOPING INC.

(Translation of registrant’s name into English)

21st Floor, Everbright Bank Building
Zhuzilin, Futian District
Shenzhen, Guangdong, 518040
People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F [X] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

On May 25, 2018, China Information Technology, Inc. (the “Company”) held its 2018 Annual Meeting of Members (the “Annual Meeting”) at the Company’s headquarters in Shenzhen, China. Holders of the Company’s ordinary shares at the close of business on April 16, 2018 (the “Record Date”) were entitled to vote at the Annual Meeting. The shareholders voted on three proposals at the Annual Meeting as follows:

●	The shareholders reelected Messrs. Jianghuai Lin, Zhiqiang Zhao, Yunsen Huang, Yong Jiang and Remington C.H. Hu to the Board of Directors of the Company, each to serve until the next annual meeting of members of the Company or until such person resigns, is removed or otherwise leaves office;

●	The shareholders ratified the appointment of UHY LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2018; and

●	The shareholders approved a change of the name of the Company to “Taoping Inc.” and an amendment and restatement of the Company’s Memorandum and Articles of Association to reflect such change of name.

On May 25, 2018, the Company filed the Amended and Restated Memorandum and Articles of Association with the Registrar of Corporate Affairs in the British Virgin Islands, pursuant to which, the Company’s name was changed to “Taoping Inc.” In connection with the name change, the trading symbol of the Company’s ordinary shares will be changed to “TAOP”. The Company anticipates that its ordinary shares will begin trading on the Nasdaq Capital Market under the Company’s new name and new trading symbol when the market opens on June 1, 2018.

A copy of the Amended and Restated Memorandum and Articles of Association as filed with the Registrar of Corporate Affairs in the British Virgin Islands is attached as Exhibit 99.1 hereto and incorporated by reference herein.

On May 29, 2018, the Company issued a press release announcing the change of company name. A copy of the press release is attached as Exhibit 99.2 hereto and incorporated by reference herein.

Exhibits

Exhibit	Description

99.1	Amended and Restated Memorandum and Articles of Association
99.2	Press Release, dated May 29, 2018

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 29, 2018	TAOPING INC.

	By:	/s/ Jianghuai Lin
Jianghuai Lin
Chief Executive Officer

EXHIBIT INDEX

Exhibit	Description

99.1	Amended and Restated Memorandum and Articles of Association
99.2	Press Release, dated May 29, 2018